# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Silvia, Inc., CIK 0002076163
CUSIP: 74277P105
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 600 Lexington Avenue, Floor 2, New York, New York (NY), 10022
Date of event which requires filing of this statement: 10/19/2026
Filed by CIK 0002117818
Persons authorized to receive notices and communications: Shain Noor, c/o Silvia, Inc., 600 Lexington Avenue, Floor 2, New York, New York (NY), 10022, 305-938-0912

## Reporting persons
- Shain Noor (CIK 0002117818): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 4,233,069; shared voting power 0; sole dispositive power 3,797,425; shared dispositive power 0; aggregate amount beneficially owned 4,233,069 (5.6% of the class)
  Comment: The percentage in Row (13) is rounded to the nearest tenth of one percent in accordance with the instructions to the cover page and is based on 75,402,395 shares of Common Stock outstanding as of October 28, 2026, as confirmed by the Issuer's transfer agent. The amount in Row (9) excludes the Noor Escrow Shares (as defined herein) and the amounts in Rows (7) through (11) exclude the Noor Earnout Shares (as defined herein). See Item 5.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Silvia, Inc.
Address of issuer's principal executive offices: 600 Lexington Avenue, Floor 2, New York, New York (NY), 10022

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Shain Noor (the "Reporting Person").
Residence or business address: The business address of the Reporting Person is c/o Silvia, Inc., 600 Lexington Avenue, Floor 2, New York, New York 10022.
Present principal occupation or employment: The Reporting Person's present principal occupation is Chief Technology Officer of the Issuer, a position he has held since April 6, 2026. The Issuer is a finance company whose business includes artificial intelligence-driven financial research and analysis products, asset management and a Bitcoin treasury strategy. The address of the Issuer is set forth in Item 1(c).
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). To be confirmed by the Reporting Person.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On April 6, 2026 (the "Closing Date"), the Issuer completed its acquisition of CFO Silvia, Inc. ("CFO Silvia") pursuant to the Agreement and Plan of Merger, dated as of February 9, 2026 (the "Silvia Merger Agreement"), by and among the Issuer, Silvia Merger Sub, Inc. ("Silvia Merger Sub"), CFO Silvia, Inflection Points Inc d/b/a Professional Capital Management, a Delaware corporation ("Professional Capital Management" and, together with the Reporting Person, the "Sellers"), the Reporting Person, in his individual capacity, and the Reporting Person, solely in his capacity as stockholder representative (in such capacity, the "Stockholder Representative"). Pursuant to the Silvia Merger Agreement, Silvia Merger Sub merged with and into CFO Silvia, with CFO Silvia surviving as a wholly owned subsidiary of the Issuer (the "Silvia Merger"). At the effective time of the Silvia Merger, each issued and outstanding share of CFO Silvia common stock ("CFO Silvia Common Stock") was converted into the right to receive shares of Common Stock, deposited in escrow (the "Escrow Shares") and up to 9,000,000 additional shares of Common Stock issuable as earnout consideration (the "Earnout Shares").

In the Silvia Merger, the Reporting Person, in his individual capacity as a Seller, received 3,638,580 shares of Common Stock in exchange for his shares of CFO Silvia Common Stock. An additional 435,644 shares of Common Stock issued in respect of the Reporting Person's shares of CFO Silvia Common Stock (the "Noor Escrow Shares") were deposited into an escrow account ("Escrow Account") with PNC Bank, National Association, as escrow agent (the "Escrow Agent"), pursuant to that certain Escrow Agreement, dated as of April 6, 2026, by and among the Issuer, Stockholder Representative, and the Escrow Agent (the "Escrow Agreement"). Pursuant to the Escrow Agreement the Stockholder Representative may direct the voting of the Noor Escrow Shares on behalf of the Reporting Person. In connection with the Silvia Merger, the Reporting Person was also granted the right to receive up to 4,356,450 of the Earnout Shares (the "Noor Earnout Shares"), subject to the conditions described in Item 6. The consideration for the shares of Common Stock received by the Reporting Person in the Silvia Merger was his shares of CFO Silvia Common Stock.

Since the Closing Date, the Reporting Person has received additional shares of Common Stock upon the vesting and settlement of restricted stock units ("RSUs") granted to him by the Issuer on May 19, 2026, under the ProCap Financial, Inc. 2025 Equity Incentive Plan (the "2025 Equity Incentive Plan"). Each RSU represents the right to receive one share of Common Stock upon vesting, in accordance with the terms of the award. Since the Closing Date, the Reporting Person received: (i) on July 7, 2026, 125,628 shares of Common Stock, of which 47,411 shares of Common Stock were withheld by the Issuer to satisfy tax withholding obligations; and (ii) on October 7, 2026, 125,628 shares of Common Stock, of which 45,000 shares of Common Stock were withheld by the Issuer to satisfy tax withholding obligations. The Reporting Person did not pay cash consideration for the shares received upon the vesting of such RSUs.

On October 19, 2026, the Reporting Person's beneficial ownership exceeded five percent of the outstanding Common Stock as a result of a reduction in the number of shares of Common Stock outstanding due to repurchases by the Issuer. The Reporting Person did not acquire additional shares of Common Stock in connection with that threshold-crossing event.

No borrowed funds or personal funds of the Reporting Person were used to acquire the shares of Common Stock reported in this Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the shares of Common Stock reported in this Schedule 13D (i) as consideration in the Silvia Merger in exchange for his equity interest in CFO Silvia, a company he co-founded and of which he served as President and Chief Executive Officer prior to the Silvia Merger, and (ii) as compensation for his services as an officer of the Issuer. Since the Closing Date, the Reporting Person has served as Chief Technology Officer of the Issuer, reporting to the Issuer's Chief Executive Officer. The Reporting Person is not a director of the Issuer.1

This Schedule 13D is being filed because the Reporting Person's beneficial ownership exceeded five percent of the outstanding Common Stock as a result of repurchases of Common Stock by the Issuer, as described in Item 3. The Reporting Person has not sold or tendered any shares of Common Stock to the Issuer in the Issuer's share repurchase program. As described in Item 6, the Silvia Merger Agreement restricts the Reporting Person, for a period of two years following the Closing Date, from participating in any repurchase by the Issuer of Common Stock.

The Reporting Person expects to acquire additional shares of Common Stock in the future upon the vesting and settlement of RSUs granted or to be granted to him under the Employment Agreement described in Item 6 and, if the applicable conditions are satisfied, upon the issuance of the Noor Earnout Shares. The Issuer may withhold shares of Common Stock to satisfy tax withholding obligations arising upon the vesting of such awards.

Except as set forth in this Item 4, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person intends to review his investment in the Issuer on a continuing basis. Subject to the Silvia Merger Lock-Up Agreement and the Silvia Merger Agreement restrictions described in Item 6, the Issuer's policies applicable to its officers and applicable law, the Reporting Person may in the future acquire additional securities of the Issuer or dispose of some or all of the securities of the Issuer that he beneficially owns and may change his plans or proposals with respect to any of the matters described in this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Schedule 13D, the Reporting Person beneficially owns 4,233,069 shares of Common Stock, representing approximately 5.6% of the outstanding Common Stock, all of which are held directly by the Reporting Person. Such shares consist of the 3,638,580 shares received in the Silvia Merger, 435,644 Noor Escrow Shares, and 251,256 shares received upon the vesting of RSUs on July 7, 2026 and October 7, 2026, less an aggregate of 92,411 shares withheld by the Issuer to satisfy tax withholding obligations. The percentages in this Schedule 13D are based on 75,402,395 shares of Common Stock outstanding as of October 28, 2026 as confirmed by the Issuer's transfer agent.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote or to direct the vote of 4,233,069 shares of Common Stock, including the Noor Escrow Shares, and the sole power to dispose or to direct the disposition of, the 3,797,425 shares of Common Stock reported in this Schedule 13D, and does not share voting or dispositive power over any shares of Common Stock. The Reporting Person does not have the power to dispose or to direct the disposition of the Noor Escrow Shares while they are held in the Escrow Account, from which they may be disbursed only as described in Item 6. The shares of Common Stock reported in this Schedule 13D exclude the Noor Earnout Shares, which, as of the date of this Schedule 13D have neither vested nor been issued because the applicable conditions have not been satisfied.
Transactions in the class effected during the past sixty days: Except as described under Item 3 above, the Reporting Person did not engage in any transactions in shares of the Issuer's Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not Applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3, 4 and 5 is incorporated by reference into this Item 6.

Silvia Merger Agreement. The Reporting Person is a party to the Silvia Merger Agreement as a Seller and as the Stockholder Representative. Pursuant to the Silvia Merger Agreement, 900,000 Escrow Shares, including the 435,644 Noor Escrow Shares, were deposited into the Escrow Account, where they are to be held for 12 months following the Closing Date to secure the indemnification obligations of the Sellers and the holders of CFO Silvia simple agreements for future equity (together with the Sellers, the "Holders") under Article VIII of the Silvia Merger Agreement. Under the Silvia Merger Agreement, the Earnout Shares are issuable if, during the 5-year period following the Closing Date, the volume-weighted average trading price of the Common Stock over a specified 10-day period equals or exceeds $9.00 per share of Common Stock (subject to adjustment as provided in the Silvia Merger Agreement) (the "Purchaser Trading Price"). Issuance of the Noor Earnout Shares is additionally conditioned on the Reporting Person's continued employment with the Issuer or its affiliates (or his termination without cause) as of the Earnout Release Date (as defined in the Silvia Merger Agreement). For a period of two years following the Closing Date, the Holders, including the Reporting Person, are prohibited from participating in any repurchase by the Issuer of Common Stock. As Stockholder Representative, the Reporting Person is authorized to act on behalf of the Holders with respect to certain matters under the Silvia Merger Agreement.

Escrow Agreement. The Escrow Agreement governs the custody and disbursement of the 900,000 Escrow Shares, including the Noor Escrow Shares, which are maintained by the Issuer's transfer agent as a book-entry position registered in the name of the Escrow Agent for the benefit of the former CFO Silvia equityholders. Until the Escrow Shares are delivered to those equityholders (or returned or otherwise transferred to, or redeemed by, the Issuer), each equityholder is the beneficial owner of its applicable portion of the Escrow Shares and has all rights with respect to those shares other than the right of possession or transfer. The Escrow Agent is not required to vote the Escrow Shares. The Issuer has agreed to provide the Stockholder Representative with materials sent to the Issuer's stockholders generally and, upon the Stockholder Representative's written request delivered at least five business days before the applicable voting deadline, to execute and deliver proxies or other voting documentation with respect to the Escrow Shares in accordance with the Stockholder Representative's instructions, so as to permit the Stockholder Representative to direct the voting of the Escrow Shares on behalf of the equityholders. Any cash, stock, property or rights distributed in respect of the Escrow Shares, including cash dividends, are held by the Escrow Agent as part of the escrow funds for distribution to the applicable equityholders. The Escrow Agent will disburse Escrow Shares and other escrow funds only upon a joint written direction signed by authorized representatives of the Issuer and the Stockholder Representative or a final, non-appealable court or arbitral order. The Escrow Agreement terminates upon the distribution of all property held under it or upon an earlier joint written direction of the Issuer and the Stockholder Representative

Silvia Merger Lock-Up Agreement. In connection with the closing of the Silvia Merger, the Reporting Person entered into a lock-up agreement with the Issuer, dated April 6, 2026 (the "Silvia Merger Lock-Up Agreement"). Under the Silvia Merger Lock-Up Agreement, the shares of Common Stock received by the Reporting Person at the closing of the Silvia Merger and the Noor Escrow Shares are subject to transfer restrictions for a period ending on the later of (A) the six-month anniversary of the Closing Date and (B) the date on which the price of the Common Stock equals or exceeds $9.00 per share (subject to adjustment). The Noor Earnout Shares, if issued, will be subject to a separate six-month lock-up following the Earnout Release Date. The Silvia Merger Lock-Up Agreement contains customary exceptions, including for transfers to affiliates, family members and trusts and for tax obligations.

Silvia Merger Registration Rights Agreement. In connection with the Silvia Merger, the Issuer entered into a Registration Rights Agreement, dated as of April 6, 2026, with the Holders (the "Registration Rights Agreement"), pursuant to which the Issuer agreed to register the resale of the shares of Common Stock issued at the closing of the Silvia Merger, the Escrow Shares and the Earnout Shares, if issued. The Registration Rights Agreement provides for demand, short-form and piggyback registration rights, subject to customary limitations. Pursuant to the Registration Rights Agreement, a majority-in-interest of the then outstanding Registrable Securities (as defined in the Registration Rights Agreement) may make a written demand for registration of all or part of their Registrable Securities as soon as practicable, but not more than 45 days after the Issuer's receipt of the demand for registration. The Issuer will not be obligated to effect more than three registrations pursuant to a demand registration. Piggyback registration rights are subject to underwriter cutbacks, and the Registration Rights Agreement allows the Issuer to postpone or withdraw the filing or effectiveness of a piggyback registration at any time in its sole discretion. The Registration Rights Agreement also permits the Issuer, if in its good faith judgment a registration would be seriously detrimental to the Issuer, to defer such filing for a period of not more than 30 days; provided, however, that the Issuer will not defer its obligation in this manner more than once in any 12-month period. The Registration Rights Agreement includes customary indemnification and contribution provisions. Registration rights terminate with respect to a holder when such holder's shares may be sold without restriction under Rule 144, subject to customary conditions.

Employment Agreement and Equity Awards. The Reporting Person is party to an employment agreement with the Issuer, effective as of April 6, 2026 (the "Employment Agreement"), under which he serves as Chief Technology Officer. The Employment Agreement provides for annual restricted stock unit awards with an aggregate grant date fair market value of $1,000,000, with the number of units determined by dividing that amount by the fair market value of a share of Common Stock on the grant date, vesting in equal quarterly installments over four quarters, subject to continued employment. If the Reporting Person's employment is terminated without cause or he resigns for good reason, his equity awards continue to vest on a time basis for six months, and if such termination or resignation occurs within six months following a change in control, all of his unvested time-based equity awards will vest in full. The RSUs described in Item 3 were granted under the 2025 Equity Incentive Plan.

The foregoing descriptions of the Silvia Merger Agreement, the Silvia Merger Lock-Up Agreement, [the Escrow Agreement,] the Registration Rights Agreement, the Employment Agreement and the Incentive Plan do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which are filed or incorporated by reference as exhibits to this Schedule 13D.

Except as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including any pledge, margin loan, hedging or derivative arrangement or Rule 10b5-1 trading plan.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Agreement and Plan of Merger, dated as of February 9, 2026, by and among ProCap Financial, Inc., Silvia Merger Sub, Inc., CFO Silvia, Inc, Inflection Points Inc, Shain Noor, and Shain Noor, as Stockholder Representative (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on April 6, 2026)

Form of Silvia Merger Lock-Up Agreement by and between ProCap Financial, Inc. and each of the Sellers and SAFE Holders (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K, filed with the SEC on April 6, 2026).

Registration Rights Agreement, dated as of April 6, 2026, by and among ProCap Financial, Inc. and the equityholders party thereto (incorporated by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K, filed with the SEC on April 6, 2026).

Employment Agreement by and between ProCap Financial, Inc. and Shain Noor, effective as of April 6, 2026 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 6, 2026 (File No. 001-42995)).

Company 2025 Equity Incentive Plan (incorporated by reference to Exhibit 10.9 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 11, 2025 (File No. 001-42995)).

Amendment to the Company 2025 Equity Incentive Plan (incorporated by reference to Exhibit 99.2 to the Issuer's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 18, 2026 (File No. 333-295991)).

Escrow Agreement, dated as of April 6, 2026, by and among PNC Bank, National Association, as escrow agent, ProCap Financial, Inc. and Shain Noor, as Stockholder Representative (filed herewith).

## Signatures
- Shain Noor: /s/ Shain Noor, Shain Noor (11/06/2026)